Exhibit 99.2

Privileged and Confidential Draft – Prepared at Direction of Counsel; Subject to Common Interest / Provided in Conjunction with Mediation & Subject to Mediation Privilege Presentation to Pacific Drilling Restructuring Committee June 7, 2018

2 Privileged and Confidential Draft – Prepared at Direction of Counsel; Subject to Common Interest / Provided in Conjunction with Mediation & Subject to Mediation Privilege Introduction Quantum Pacific (“QP”), a third party investor (collectively, the “QP Group”) and certain lenders under the SSCF Facility (the “SSCF”) are pleased to present a revised restructuring proposal to Pacific Drilling (“PACD” or the “Company”)  PACD is seeking a restructuring solution that will provide the Company with a sustainable capital structure and sufficient liquidity to withstand the uncertainty in the timing of the industry recovery In order to achieve these objectives, we understand the Company believes any restructuring proposal must provide for a significant deleveraging of the balance sheet, new equity capital to ensure the Company has sufficient pro forma liquidity, and certainty regarding the likelihood of such new equity capital QP Group / SSCF strongly believe that our combined revised proposal with a new capital commitment of $1.2 billion addresses all of the Company’s objectives and provides the best opportunity for the Company to successfully restructure its obligations p/w/p / perilla Weinberg/ partners

Privileged and Confidential Draft – Prepared at Direction of Counsel; Subject to Common Interest / Provided in Conjunction with Mediation & Subject to Mediation Privilege

QP Group / SSCF Restructuring Term Sheet Summary

New Equity Investment	▪ **Fully committed $1.0 billion new equity investment (the "Equity Investment"), comprised of:** – $450M private placement (the "Private Placement") commitment by QP Group/SSCF to buy 41.7% of equity[(1)] – $550M equity rights offering (the "ERO") open to the 2017 Notes / 2018 TLB / 2020 Notes (the "AHC Group Classes") to buy 50.9% of equity[(1)] – The ERO would be fully backstopped by QP Group/SSCF, however, QP Group / SSCF is willing to let the AHC backstop some or all of the ERO – ERO subscription rights to be fully transferrable ▪ **The Equity Investment commitment / backstop parties will receive a private placement commitment and backstop premium of 8.0% paid in equity** – Implies Private Placement investors receiving 3.3% of equity and ERO backstop parties receiving 4.1% of equity ▪ **Proceeds from the Private Placement and the ERO would be used to:** – Provide a $405M cash payment to the AHC Group Classes – Provide a partial paydown of the SSCF debt, and – Fund excess cash to the balance sheet
New Debt Commitment	▪ $700M new first lien facility (the "New 1L Facility") raised by PACD on terms acceptable to QP Group / SSCF ▪ **$200M fully committed new second lien facility (the "New 2L Facility") provided by Canyon and King Street**[(2)]
PF Debt	▪ $900M of total debt, comprised of $700M of New 1L Facility and $200M of New 2L Facility ▪ $427M of net debt at closing

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PERELLA WEINBERG PARTNERS

Notes: (1) Implies buy-in price of $204M per rig
(2) New Second Lien Debt will have an 8 year tenor, [10-13]% interest rate, and will be secured on a second lien basis by all 7 rigs. QP Group / SSCF expressed a willingness that the New Second Lien Debt could be revised to include a paid in kind ("PIK") toggle feature with a step up in interest rate of 200bps

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Privileged and Confidential Draft – Prepared at Direction of Counsel; Subject to Common Interest / Provided in Conjunction with Mediation & Subject to Mediation Privilege SSCF Restructuring Term Sheet Summary (Cont’d) QP Group / Full recovery in the form of:  – $417M cash paydown(1) – $60M consensually rolled by Canyon into the New 1L Facility Full recovery in the form of:  – $461M cash paydown(1) – $200M consensually rolled by Canyon and King Street into the New 2L Facility Consideration in the form of:  − $405M of cash on account of their secured claims − Rights to invest in the $550M ERO Notes: (1) Payment at closing will also include payment of default interest 4 Treatment of the AHC Group Classes Treatment of SSCF Debt Treatment of RCF Debt

Privileged and Confidential Draft – Prepared at Direction of Counsel; Subject to Common Interest / Provided in Conjunction with Mediation & Subject to Mediation Privilege Key Highlights of the Revised QP Group / SSCF Proposal  Provides for $1.2 billion of committed capital to adequately capitalize Pacific Drilling in light of uncertainty of the timing of the industry recovery  Fully backstopped $1.0 billion equity investment by long-term sector investors with significant knowledge of the Company’s assets and long-term commitment to the Company  Commitment by Canyon and King Street to roll $200 million of SSCF into New 2L Facility Creates sustainable deleveraged capital structure and positions the Company to most effectively compete for new contracts    Provides an opportunity to re-list the Company, which facilitates access to capital markets that can serve as a source of liquidity as well as for future growth  Provides substantial cash liquidity of $473M at closing to ensure significant runway for the Company to fund its business plan  Provides fair treatment to all the Company’s creditors, including minority holders of the 2017 & 2020 Notes and 2018 TLB    Opportunity for all members of AHC Group Classes to share in ERO and for members of the AHC Group to backstop the ERO Flexibility for all members of AHC Group Classes to elect to cash out or to recycle cash into new equity investment on same terms as QP Group / SSCF Flexibility for all members of AHC Group Classes to sell their ERO subscription rights    QP Group is willing to allow other existing minority equity holders to invest new money by purchasing some of the equity purchased by QP Group in the Private Placement at the same price as paid by QP Group (post closing) 5

Privileged and Confidential Draft – Prepared at Direction of Counsel; Subject to Common Interest / Provided in Conjunction with Mediation & Subject to Mediation Privilege Fair Treatment of All Stakeholders  Full repayment of the RCF Facility in cash at closing with proceeds from New 1L Facility, with $60 million held by Canyon voluntarily rolling into the $700 million New 1L Facility  Full repayment of the SSCF Facility in cash at closing, with $200 million held by Canyon and King Street voluntarily rolling into the New 2L Facility  Cash payment of $405 million to all of the AHC Group Classes in full satisfaction of their secured claims based on the mid-point of an independent rig market expert valuation analysis by Fearnley’s  Opportunity for all members of the AHC Group Classes to invest $550 million of capital into the Company at the same price as QP Group / SSCF by participating in the ERO or to re-sell their ERO subscription rights  Cash payment to all members of the AHC Group Classes is fairest alternative since it doesn’t prejudice minority holders (the “Minority Holders”) relative to members of the ad hoc group of bondholders that have appeared in the chapter 11 cases (the “AHC Group”)  Other existing equity holders also invest new money on the same terms as the QP Group by purchasing some of the shares to be purchased by QP 6

Privileged and Confidential Draft – Prepared at Direction of Counsel; Subject to Common Interest / Provided in Conjunction with Mediation & Subject to Mediation Privilege

Sustainable Capital Structure with Investable Equity

($ in millions)

Pro forma cash balance of $473 million and net debt of $427 million

PRO FORMA CAPITAL STRUCTURE

	Amount Outstanding	Transaction Adjustments	Pro Forma Amount
Pacific Drilling S.A.			
$500mm 2013 Revolving Credit Facility due 2018	$477	($477)	-
$750mm Senior Secured Term Loan B due 2018	725	(725)	-
$750mm Senior Secured Notes due 2020	768	(768)	-
Subtotal	**$1,970**	**($1,970)**	**-**
Pacific Drilling Sharav & Pacific Drilling VII			
$1.0Bn Senior Secured Credit Facility			
$500mm Commercial Tranche	$331	($331)	-
$250mm EKN Sub-tranche	165	(165)	-
$250mm Bank Sub-tranche	165	(165)	-
Subtotal	**$661**	**($661)**	**-**
Pacific Drilling V			
$500mm Senior Secured Notes due 2017	$454	($454)	-
New 1L Facility	-	$700	$700
New 2L Facility	-	200	200
Total Debt	**$3,085**	**($2,185)**	**$900**
Less: Cash & Equivalents[(1)]	(196)	(277)	(473)
Net Debt	**$2,889**	**($2,462)**	**$427**

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PERELLA WEINBERG PARTNERS

Notes: (1) Net of $30M accrued professional fees, $9M restricted cash, $6M true-up and guarantee fees, $1,000M of new money equity, $640M New 1L Facility, $60M RCF roll into New 1L Facility, $35M New 1L Facility transaction fees, $405M cash payout to AHC Group Classes, and $878M paydown to the RCF and SSCF; prior to payment of default interest to the RCF and SSCF.

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Privileged and Confidential Draft – Prepared at Direction of Counsel; Subject to Common Interest / Provided in Conjunction with Mediation & Subject to Mediation Privilege

Transaction Valuation and Implied Equity Ownership Splits

($ in millions)

PROPOSED VALUATION AND EQUITY SPLITS

Assumed Illustrative Enterprise Valuation	**$2,100**
Less: Pro Forma Illustrative Total Debt[1]	(900)
Plus: Pro Forma Cash[2]	473
Implied Illustrative Equity Value	**$1,673**
New Money Discount	*35%*
Implied Illustrative New Money Equity Value	**$1,080**

Equity Splits:

	Investment ($)	Own (%)	Plan Value ($)
Private Placement	**$486**	**45.0%**	**$753**
Of Which: QP Group / SSCF Investment	*450*	*41.7%*	*697*
Of Which: Private Placement Commitment Premium	*36*	*3.3%*	*56*
ERO Participants (Rights allocated to Noteholders)[3]	**550**	**50.9%**	**852**
Of Which: Ad Hoc Group Members	*340*	*31.5%*	*526*
Of Which: Minority Bondholders	*210*	*19.5%*	*326*
ERO Backstop Premium	**44**	**4.1%**	**68**
Total	**$1,080**	**100.0%**	**$1,673**

Notes:
(1) Reflects new $700M 1L and $200M consensually rolled 2L
(2) Net of $30M accrued professional fees, $9M restricted cash, $6M true-up and guarantee fees, $1,000M of new money equity, $640M New 1L Facility, $60M RCF roll into New 1L Facility, $35M New 1L Facility transaction fees, $405M cash payout to AHC Group Classes, and $878M paydown to the RCF and SSCF; prior to payment of default interest to the RCF and SSCF.
(3) Assumes AHC Group Classes exercise 100% of rights in ERO

P / W / P
PERELLA WEINBERG PARTNERS

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Privileged and Confidential Draft – Prepared at Direction of Counsel; Subject to Common Interest / Provided in Conjunction with Mediation & Subject to Mediation Privilege Substantial Liquidity ($ in millions) Runway to Fund Business Plan PRO FORMA LIQUIDITY(1) $1,200 $1,000 $800 $600 $400 $200 $0 Projected Cash Balance Notes: (1) Based on Business Plan projections 9 4Q 25 3Q 25 2Q 25 1Q 25 4Q 24 3Q 24 2Q 24 1Q 24 4Q 23 3Q 23 2Q 23 1Q 23 4Q 22 3Q 22 2Q 22 1Q 22 4Q 21 3Q 21 2Q 21 1Q 21 4Q 20 3Q 20 2Q 20 1Q 20 4Q 19 3Q 19 2Q 19 1Q 19 4Q 18 3Q 18 Minimum Cash of $173M

Privileged and Confidential Draft – Prepared at Direction of Counsel; Subject to Common Interest / Provided in Conjunction with Mediation & Subject to Mediation Privilege Comparison of Recoveries to Minority Holders(1) ($ in millions) COMPONENTS OF RECOVERY TO MINORITY HOLDERS UNDER QP GROUP / SSCF PROPOSAL & AHC GROUP PROPOSAL QP Group / SSCF Proposal AHC Group Proposal Key Advantages of QP Group / SSCF Proposal recovery can be captured through sale of ERO Rights Notes: (1) “Minority Holders” defined as all holders of 2017 Notes, 2018 TLB, and 2020 Notes not part of the Ad Hoc Group 10 Cash Recovery 17.6% NA Provides ability to receive cash instead of equity in the reorganized company Total Recovery (Assuming Full Participation in ERO) Similar pro forma equity ownership in a less levered capital structure with more cash at closing and no PIK debt or contingent equity investment overhang 39.5% 40.7% ERO Rights will be freely transferable, therefore additional QP Group / SSCF intend to re-list the Company which facilitates access to capital markets and can serve as a source of liquidity for the Company and equity holders

Privileged and Confidential Draft-Prepared at Direction of Counsel; Subject to Common Interest I Provided in Conjunction with Mediation & Subject to Mediation Privilege Appendix I PERELLA WEINBERG PARTNERS

Privileged and Confidential Draft – Prepared at Direction of Counsel; Subject to Common Interest / Provided in Conjunction with Mediation & Subject to Mediation Privilege Pro Forma Liquidity ($ in millions) Comparison – Business Plan PRO FORMA LIQUIDITY(1) $1,200 $1,000 $800 $600 $400 $200 Minimum Liquidity of $75M - QP Group / SSCF Plan Ad Hoc Plan Notes: (1) Based on Business Plan projections 12 4Q 25 3Q 25 2Q 25 1Q 25 4Q 24 3Q 24 2Q 24 1Q 24 4Q 23 3Q 23 2Q 23 1Q 23 4Q 22 3Q 22 2Q 22 1Q 22 4Q 21 3Q 21 2Q 21 1Q 21 4Q 20 3Q 20 2Q 20 1Q 20 4Q 19 3Q 19 2Q 19 1Q 19 4Q 18 3Q 18 Minimum Cash of $173M Minimum Cash of $51M

Privileged and Confidential Draft – Prepared at Direction of Counsel; Subject to Common Interest / Provided in Conjunction with Mediation & Subject to Mediation Privilege Pro Forma Liquidity ($ in millions) Comparison – Sensitivity Case PRO FORMA LIQUIDITY(1) $1,000 $800 $600 $400 $200 - ($200) QP Group / SSCF Plan Ad Hoc Plan Notes: (1) Based on Sensitivity Case (Excluding LOA’s) projections 13 4Q25 3Q25 2Q25 1Q25 4Q24 3Q24 2Q24 1Q24 4Q23 3Q23 2Q23 1Q23 4Q22 3Q22 2Q22 1Q22 4Q21 3Q21 2Q21 1Q21 4Q20 3Q20 2Q20 1Q20 4Q19 3Q19 2Q19 1Q19 4Q18 3Q18 Minimum Cash of ($6)M Minimum Cash of ($110)M

Privileged and Confidential Draft – Prepared at Direction of Counsel; Subject to Common Interest / Provided in Conjunction with Mediation & Subject to Mediation Privilege

Comparison of Proposals

($ in millions)

QP GROUP / SSCF PROPOSAL – VALUATION & EQUITY SPLITS

Assumed Illustrative Enterprise Valuation	$2,100
Less: Pro Forma Illustrative Total Debt[1]	(900)
Plus: Pro Forma Cash[2]	473
Implied Illustrative Equity Value	$1,673
New Money Discount	35%
Implied Illustrative New Money Equity Value	$1,080

Equity Splits:

	Own (%)	Plan Value ($)
Private Placement	40.5%	$677
Of Which: QP Group / SSCF Investment	37.5%	627
Of Which: Private Placement Commitment Premium	3.0%	50
ERO Participants (Rights allocated to Noteholders)[3]	55.1%	921
Of Which: Ad Hoc Group Members	34.0%	569
Of Which: Minority Bondholders	21.1%	352
ERO Backstop Premium	4.4%	74
Total	100.0%	$1,673
New Money Invested in Private Placement by QP Group / SSCF		$405
Ad Hoc Group Investment		$384
Recycled Cash		300
New Money		85
Minority Holders Investment		$211
Recycled Cash		105
New Money		105
Total New Money Invested		$1,000

AHC GROUP PROPOSAL – VALUATION & EQUITY SPLITS

Assumed Illustrative Enterprise Valuation	$2,100
Less: Pro Forma Illustrative Total Debt[4]	(1,024)
Plus: Pro Forma Cash	285
Implied Illustrative Equity Value	$1,361
New Money Discount	58%
Implied Illustrative New Money Equity Value	$577

Equity Splits:

	Own (%)	Value ($)
Conversion of Debt to Equity	41.1%	$559
Of Which : Ad Hoc Group	29.2%	398
Of Which: Minority Holders	11.9%	161
Equity Rights Offering Investors	52.0%	$707
Of Which : Ad Hoc Group	41.5%	564
Of Which: Minority Holders	10.5%	143
Backstop Fee	6.9%	$94
Total	100.0%	$1,361
New Money Invested by Ad Hoc Group		$239
New Money Invested by Minority Bondholders		61
Total New Money Invested		$300

QP GROUP / SSCF PROPOSAL – PRO FORMA CAPITAL STRUCTURE

	Amount Outstanding	Transaction Adjustments	Pro Forma Amount
RCF	$477	($477)	-
SSCF	661	(661)	-
Senior Secured Notes due 2017	454	(454)	-
Senior Secured Term Loan B due 2018	725	(725)	-
Senior Secured Notes due 2020	768	(768)	-
New 1L Facility	-	700	700
New 2L Facility	-	200	200
Total Debt	$3,085	($2,185)	$900
Less: Cash & Equivalents[3]	(196)	(277)	(473)
Net Debt	$2,889	($2,462)	$427

AHC GROUP PROPOSAL – PRO FORMA CAPITAL STRUCTURE

	Amount Outstanding	Transaction Adjustments	Pro Forma Amount
RCF	$477	($477)	-
SSCF	661	(661)	-
Secured Notes due 2017	454	(454)	-
Senior Secured Term Loan B due 2018	725	(725)	-
Senior Secured Notes due 2020	768	(768)	-
New 1L Facility	-	700	700
New 2L Facility	-	324	324
Total Debt	$3,085	($2,061)	$1,024
Less: Cash & Equivalents	(196)	(89)	(285)
Net Debt	$2,889	($2,150)	$739

Notes:
(1) Assumes a $461M cash paydown to SSCF, $200M SSCF roll into the New 2L Facility, $417M cash paydown to RCF, and $60M RCF roll into the New 1L Facility
(2) Assumes AHC Group Classes exercise 100% of rights in ERO
(3) Net of $30M accrued professional fees, $9M restricted cash, $6M true-up and guarantee fees, $1,000M of new money equity, $640M New 1L Facility, $60M RCF roll into New 1L Facility, $35M New 1L Facility transaction fees, $405M cash payout to AHC classes, and $878M paydown to the RCF and SSCF; prior to payment of default interest to RCF and SSCF
(4) Assumes additional $24M of New 2L debt is provided to the AHC as a 8.0% backstop fee

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PERELLA WEINBERG PARTNERS

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Privileged and Confidential Draft – Prepared at Direction of Counsel; Subject to Common Interest / Provided in Conjunction with Mediation & Subject to Mediation Privilege Legal Disclosures This Presentation has been provided to you by Perella Weinberg Partners and its affiliates (collectively “Perella Weinberg Partners” or the “Firm”) and may not be used or relied upon for any purpose without the written consent of Perella Weinberg Partners. The information contained herein (the “Information”) is confidential information. By accepting this Information, you agree that you will, and you will cause your directors, partners, officers, employees, attorney(s), agents and representatives to, use the Information only for your informational purposes and for no other purpose and will not divulge any such Information to any other party. Any reproduction of this Information, in whole or in part, is prohibited. These contents are proprietary information and products of Perella Weinberg Partners. The Information contained herein is not an offer to buy or sell or a solicitation of an offer to buy or sell any corporate advisory services or security or to participate in any corporate advisory services or trading strategy. Any decision regarding corporate advisory services or to invest in the investments described herein should be made after, as applicable, reviewing such definitive offering memorandum, conducting such investigations as you deem necessary and consulting the investor's own investment, legal, accounting and tax advisors in order to make an independent determination of the suitability and consequences of an investment or service. Nothing contained herein should be construed as tax, accounting or legal advice. You (and each of your employees, representatives or other agents) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by these materials and all materials of any kind (including opinions or other tax analyses) that are provided to you relating to such tax treatment and structure. For this purpose, the tax treatment of a transaction is the purported or claimed U.S. federal income tax treatment of the transaction and the tax structure of a transaction is any fact that may be relevant to understanding the purported or claimed U.S. federal income tax treatment of the transaction. Perella Weinberg Partners LP, Tudor, Pickering, Holt & Co. Securities, Inc., and Tudor, Pickering, Holt & Co. Advisors, LLC are each members of FINRA (www.finra.org) and SIPC. 15